UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2020

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	January 16, 2020	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

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Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

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Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

APPOINTMENT OF MEMBER

OF SENIOR MANAGEMENT

This overseas regulatory announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Pursuant to the articles of association (the “Articles”) and the rules for the meeting of the board of directors of China Eastern Airlines Corporation Limited (the “Company”) and as convened by Mr. Liu Shaoyong (“Mr. Liu”), the chairman of the Company, the 2020 first regular meeting (the “Meeting”) of the ninth session of the board of directors of the Company (the “Board”) was held at CEA Building on 15 January 2020.

The directors of the Company (the “Directors”) present at the Meeting confirmed that they had received the notice and materials in respect of the Meeting before it was held.

The number of Directors present at the Meeting satisfied the quorum requirements under the Company Law of the People’s Republic of China and the Articles. As such, the Meeting was legally and validly convened and held.

Mr. Liu, the chairman of the Company, Mr. Li Yangmin, the vice chairman of the Company, Mr. Tang Bing and Mr. Wang Junjin, the Directors, Mr. Lin Wanli, Mr. Shao Ruiqing, Mr. Cai Hongping and Mr. Dong Xuebo, the independent non-executive Directors, and Mr. Yuan Jun, the employee representative Director, attended the Meeting and all voted in favour of the relevant resolution at the Meeting. All Directors considered and unanimously approved the resolution as follows:

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I.	Considered and approved the resolution regarding the appointment of the vice president of the Company.

Agreed to appoint Mr. Cheng Guowei (“Mr. Cheng”) as the vice president of the Company, for a term of office in line with the current session of the Board. The biography of Mr. Cheng is as follows:

Mr. Cheng Guowei, aged 49, is currently the vice president and party member of China Eastern Air Holding Company Limited (“CEA Holding”). Mr. Cheng joined the civil aviation industry in 1994. He served as the deputy chief engineer, chief engineer, director of flight maintenance and general manager of the flight maintenance engineering department of Shanghai Airlines Co., Limited (上海航空股份有限公司 ) from April 2005 to March 2010, the vice president of Shanghai Airlines Co., Limited (上海航空有限公司, formerly known as 上海航空股份有限公司) from March 2010 to November 2010, the vice president and safety director of Shanghai Airlines Co., Limited (上海航空有限公司) from November 2010 to August 2011, the vice president, safety director and secretary of the disciplinary committee of Shanghai Airlines Co., Limited (上海航空有限公司) from August 2011 to July 2013, and the party secretary and vice president of Shanghai Airlines Co., Limited (上海航空有限公司) from July 2013 to September 2016. He served as the party secretary and vice president of the Northwest Branch of the Company from September 2016 to August 2017, and the president and vice party secretary of the Northwest Branch of the Company from August 2017 to November 2018. He served as the president and vice party secretary of China Eastern Airlines Technology Co., Ltd. from November 2018 to December 2019. He has been serving as the vice president and party member of CEA Holding since December 2019. Mr. Cheng graduated from Nanjing University of Aeronautics and Astronautics majoring in aerodynamics and obtained a Master of Business Administration degree jointly offered by Beijing University of Technology and American City University. He holds the title of senior engineer.

By order of the Board

CHINA EASTERN AIRLINES CORPORATION LIMITED

Wang Jian

Company Secretary

Shanghai, the People’s Republic of China

15 January 2020

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman), Tang Bing (Director), Wang Junjin (Director), Lin Wanli (Independent non-executive Director), Shao Ruiqing (Independent non- executive Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non-executive Director) and Yuan Jun (Employee Representative Director).

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